                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                  Report of foreign private issuer pursuant to
                    section 13(a) or 15(d) of the Securities
                              Exchange Act of 1934.





               For the nine-month period ended September 30, 2003

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
             (Exact name of registrant as specified in its charter)

                             19 Benoi Road, Level 3A
                          Sigma Cable High Tech Complex
                                Singapore 629909
                     (Address of principal executive office)





Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         [X]  Form 20-F             [ ]  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         [ ]  Yes                   [X]  No

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

INDEX
-----

ITEM 1            Financial Statements
                       Consolidated Balance Sheet                              3
                       Consolidated Income Statement                           5
                       Consolidated Cash Flow Statement                        6
                       Notes to Consolidated Financial Statements              7

ITEM 2            Management's Discussion and Analysis of Financial
                  Condition and Results of Operation
                       Consolidated Supplemental Operating Data               10
                       Results of Operation                                   11
                       Liquidity and Capital Resources                        15
                       Recent Developments                                    16
                       Special Note Regarding Forward-looking Statements      16

SIGNATURE

EXHIBIT 1

ITEM 1: FINANCIAL STATEMENTS

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (UNAUDITED)
(In thousands of US Dollars)

                                                  September 30,     December 31,
ASSETS                                                2003              2002
                                                  -------------     ------------
Current assets:
   Cash and cash equivalents                       $  16,723         $  14,431
   Short-term bank deposits                            9,203             3,892
   Accounts receivable                                54,380            53,740
   Amounts due from related parties                    1,948             4,675
   Inventories:
      Distributed products                               613             2,750
      Finished products                               20,704            15,188
      Products in process                             10,042             7,634
      Raw materials and supplies                      10,240            13,948
                                                  -------------     ------------
                                                      41,599            39,520
   Investments                                           439               541
   Deferred tax assets                                   182               657
   Other current assets                                4,877             3,332
                                                  -------------     ------------
         Total current assets                        129,351           120,788

Property, plant and equipment:
   Land                                                6,486             6,170
   Buildings                                          35,820            33,191
   Machinery and equipment                            78,953            76,652
   Motor vehicles                                      2,637             2,544
   Office equipment                                    7,672             6,004
                                                  -------------     ------------
                                                     131,568           124,561
   Accumulated depreciation and amortization          64,037            56,311
                                                  -------------     ------------
                                                      67,531            68,250
Other assets:
   Long term investment                                3,521             2,412
   Investment in an equity investee                    8,959             8,735
   Goodwill                                            7,609             7,607
   Other assets                                          209               168
   Deferred tax assets                                   398               233
                                                  -------------     ------------
                                                      20,696            19,155
                                                  -------------     ------------
         Total assets                             $  217,578        $  208,193
                                                  =============     ============

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (UNAUDITED)
(In thousands of US Dollars, except share data)

                                                 September 30,      December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY                  2003              2002
                                                  -------------     ------------
Current Liabilities:
   Bank loans and overdrafts                      $   24,294        $   36,808
   Accounts payable and accrued expenses              10,598            15,175
   Amounts due to related parties                     24,118            16,052
   Short-term loans from related parties               1,118             2,251
   Income taxes                                          975             1,450
   Current portion of long-term debt                   1,503             1,125
   Other current liabilities                           2,834             1,481
                                                  ------------      ------------
         Total current liabilities                    65,440            74,342

Long-term debt, less current portion                     121               675
Long-term debt from a related party, less
   current portion                                     7,818             8,822
Other liabilities                                        884               232
Deferred income tax                                    1,973             2,336
Minority interests                                    43,650            29,739
                                                  ------------      ------------
                                                     119,886           116,146

Shareholders' equity:
   Common stock, $0.01 par value:
      Authorized shares - 20,000,000 shares
      Issued and outstanding shares
      - 13,830,769 shares in 2002 and 2003               138               138
   Additional paid-in capital                        111,541           111,541
   Retained earnings                                  16,360            11,032
   Currency translation adjustments                  (29,658)          (29,959)
   Unrealised gain/(loss) on investments                (689)             (705)
                                                  ------------      ------------
         Total shareholders' equity                   97,692            92,047
                                                  ------------      ------------

         Total liabilities and shareholders'
            equity                                $  217,578        $  208,193
                                                  ============      ============



Equity per share                                  $     7.06        $     6.66
Issued and outstanding shares                     13,830,769        13,830,769


The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED INCOME STATEMENT (UNAUDITED)
(In thousands of US Dollars, except share data)


                                                    Three Months Ended September 30,  Nine Months Ended September 30,
                                                    --------------------------------  -------------------------------
                                                          2003             2002            2003             2002
                                                    -------------      -------------  --------------  ---------------

Net sales:
   Manufactured products                            $     48,376       $   44,648     $   132,985     $    123,556
   Distributed products                                    4,530            7,307          10,414           22,857
   Sales, delivery and installation of products              929            5,633           3,525           19,301
                                                    -------------      -------------  --------------  ---------------
                                                          53,834           57,587         146,924          165,713
Costs of sales                                            47,743           46,967         125,371          139,844
                                                    -------------      -------------  --------------  ---------------
Gross profit                                               6,090           10,620          21,553           25,869
   Selling, general and administrative expenses            3,254            5,369          12,275           13,427
                                                    -------------      -------------  --------------  ---------------
Income from operations                                     2,836            5,250           9,278           12,441
   Exchange gain/(loss)                                    1,332           (1,124)          3,110              887
   Interest income                                           194              333             615              666
   Interest expense                                         (385)            (888)         (1,442)          (2,450)
   Share of net gain/(loss) of equity investee                (0)             559              66              230
   Other income/(loss)                                    (1,291)            (563)           (721)             224
                                                    -------------      -------------  --------------  ---------------
Profit before tax and minority interests                   2,686            3,567          10,906           11,998
   Income taxes                                             (603)            (900)         (2,639)          (2,662)
   Minority interest                                        (960)          (1,152)         (2,939)          (2,419)
                                                    -------------      -------------  --------------  ---------------
Net profit/(loss)                                   $      1,125       $    1,514     $     5,328     $      6,916
                                                    =============      =============  ==============  ===============

Comprehensive income statement disclosure:
   Net income/(loss)                                       1,125            1,514           5,328            6,916
   Currency translation adjustment                         2,249           (2,795)            301            1,825
   Unrealised gain/(loss) on investments                       1               (1)             16                4
                                                    -------------      -------------  --------------  ---------------
      Net change in total shareholders' equity      $      3,374       $   (1,282)    $     5,645     $      8,745
                                                    =============      =============  ==============  ===============


Net gain/(loss) per share                           $       0.08       $     0.11      $     0.39       $     0.50
Issued and outstanding shares                         13,830,769       13,830,769      13,830,769       13,830,769





Note:
The above results include exchange gain of $3,110 thousand for the nine-month period ending September 30, 2003 largely due to the strengthening of the Thai Baht and Australia Dollar against the U.S. Dollar during the period. The exchange gain net of taxes and minority interests amounts to $1,921 thousand, compared to a net gain of $549 thousand for the same period in 2002. For more details, please refer to the section entitled Exchange Gain/Loss under "Management's Discussion and Analysis of Financial Condition and Results of Operation".

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
(In thousands of US Dollars)


                                                                                Nine Months Ended September 30,
                                                                                -------------------------------
                                                                                    2003               2002
                                                                                ---------------   -------------
Operating activities:
   Net income                                                                     $    5,328       $    $6,916
   Adjustments to reconcile net income to net cash
      Depreciation and amortization                                                    7,726              7,452
      Deferred income taxes                                                              (53)               854
      Undistributed (gain)/loss of an equity investee                                    (66)              (230)
      Minority interests                                                               2,939              2,419
      Unrealized exchange (gain)/loss                                                   (972)              (140)
      Gain from disposal of investment                                                     -               (500)
      Changes in operating assets and liabilities:
         Accounts receivable                                                            (640)            (8,007)
         Inventories                                                                  (2,078)            (1,204)
         Other assets                                                                 (1,472)             3,313
         Amounts due to/from related parties                                           8,656             (2,437)
         Other liabilities                                                            (3,048)             3,173
                                                                                  -------------    -------------
Net cash provided by operating activities                                             16,319             11,611

Investing activities:
   Proceeds from disposal of investment                                                    -              2,180
   Divestment/(investment) in long term investment                                    (1,266)               166
   Decrease/(increase) in short-term bank deposits                                    (5,311)              (255)
   Disposal/(addition) of property, plant and equipment                               (7,007)            (8,598)
                                                                                  -------------    --------------
Net cash provided by/(used in) investing activities                                  (13,584)            (6,507)
                                                                                           -
Financing activities:                                                                      -
   Increase/(decrease) in long-term debt                                                (177)            (2,108)
   Increase/(decrease) in bank loans and overdrafts                                  (12,514)            10,383
   Minority interest                                                                  10,972               (812)
                                                                                 -------------    --------------
Net cash provided by financing activities                                             (1,719)             7,463
                                                                                           -
Effect of exchange rate changes                                                        1,276             (3,417)
                                                                                 -------------    --------------
Net decrease in cash and cash equivalents                                              2,292              9,149
Cash and cash equivalents at beginning of period                                      14,431             11,350
                                                                                 -------------    --------------
Cash and cash equivalents at end of period                                         $  16,723        $    20,499
                                                                                 =============    ==============

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2003


1        BASIS OF PRESENTATION

         The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 6-K and do not include all information and footnotes necessary for a fair presentation of the financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the fiscal period ended December 31, 2002.

         The preparation of the consolidated financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

         Significant inter-company accounts and transactions have been eliminated upon consolidation. The Company's investment in Loxley Pacific Co., Ltd., Thai Professional Telecom Network Co., Ltd. and Shandong Rubber Cable Company, Ltd. ("SRC") have been accounted for using the equity method. The investments in these companies, except for SRC, are held under Charoong Thai Wire & Cable Co. Ltd. ("Charoong Thai").

         The financial statements for the interim period shown in this report are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the information contained herein reflects adjustments necessary to present fairly the consolidated financial position as of September 30, 2003 and December 31, 2002, and the results of operations and cash flows for the nine-month periods ended September 30, 2003 and September 30, 2002.


2        ORGANIZATION, PRINCIPAL ACTIVITIES AND NEW INVESTMENTS

         The Company was incorporated in Bermuda on September 19, 1996 for the purpose of acting as a holding company and is principally engaged in owning operating companies engaged in the electronic cable, power cable, telecommunication cable and enameled wire industry.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (CONT.)
SEPTEMBER 30, 2003


2        ORGANIZATION AND PRINCIPAL ACTIVITIES - (CONT.)

         The principal operating units in the consolidated financial statements as at September 30, 2003 are as follows:

                                                          Effective
         Company                          Location        % Interest         Business Description
         -------                          --------        ----------         ---------------------


         Sigma Cable Company (Pte.)       Singapore        98.2%             Power cable, sales, delivery
         Ltd.                                                                and installation and distributed
                                                                             products

         Sino-Sin Trading Pte. Ltd.       Singapore         100%             Power cable and distributed
                                                                             products

         Sigma-Epan International Pte.    Singapore         100%             Electronic cable
         Ltd.

         Siam Pacific Electric Wire &     Thailand         59.2%             Telecommunication cable,
         Cable Co. Ltd.                                                      power cable and enameled wire

         Pacific Thai Electric Wire &     Thailand         59.2%             Enameled wire
         Cable Co. Ltd.

         Charoong Thai Wire & Cabl        Thailand         59.2%             Telecommunication cable and
         Co. Ltd.                                                            power cable

         Loxley Pacific Co. Ltd.          Thailand         24.6%             Telecommunication service

         Thai Professional Telecom        Thailand         19.2%             Telecommunication service
         Network Co. Ltd.

         Australia Pacific Electric        Australia       98.5%             Power cable
         Cables Pty. Ltd.

         Crown Century Holdings Ltd.       Hong Kong        100%             Trading

         Pacific Electric Wire & Cable     Shenzhen,        100%             Enameled wire
         (Shenzhen) Co., Ltd.              China

         Ningbo Pacific CDC Cable          Ningbo,         94.3%             Telecom cable
         Co. Ltd.                          China


ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

SEPTEMBER 30, 2003


2        ORGANIZATION AND PRINCIPAL ACTIVITIES - (CONT.)


                                                         Effective
         Company                         Location        % Interest         Business Description
         -------                         --------        ----------         ---------------------

         Shanghai Yayang                 Shanghai,        62.4%             Enameled wire
         Electric Co., Ltd.              China

         Shandong Pacific                Yanggu,          51.0%             Fiber optic cable
         Fiber Optic Cable Co., Ltd.     China

         Shandong Pacific Rubber         Yanggu,          25.0%             Rubber Cable
         Cable Co., Ltd.                 China


On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu Cable Company ("Shandong Yanggu") to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. ("SHP") for the manufacture of optic fibers. The Company will invest $3.0 million for a 49% holding; the remaining 51% will be held by Shandong Yanggu. Production is tentatively scheduled to commence in 2004 with initial production of 900,000km of optic fibers annually. The actual operation commencement period will depend on the assessment of market conditions. The company plans to operate two optic fiber drawing tower and four production lines. Its products will be sold to Shandong Pacific Fiber Optic Cable Co., Ltd. and other external buyers. The Company believes that the market for optic fiber and fiber optic cable will remain promising in China in the long term.

On March 22, 2002, the Company acquired two companies, namely Crown Century Holdings Ltd. ("CCH") and its wholly-owned subsidiary, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. ("PEWS") from Pacific Electric Wire & Cable Co., Ltd. ("PEWC"). The acquisition was in exchange for 3,097,436 new shares of the Company issued to PEWC. PEWS manufactures enameled wire for electronic, video and audio products for the South China Market and for export. The consolidated revenues of CCH and PEWS for the year 2002 were $35.0 million with a profit of $4.8 million. For the year to date as at September 30, 2003, these companies contributed $24.7 million in sales and $2.2 million in net profits to the Company's results.

On July 2, 2002, the Company completed the merger of its Thai operations, Charoong Thai Wire & Cable Co. Ltd. ("Charoong Thai") and Siam Pacific Electric Wire & Cable Co., Ltd. ("Siam Pacific"). The merger resulted in Siam Pacific and its wholly owned subsidiary, Pacific Thai Electric Wire & Cable Co., Ltd. ("Pacific Thai"), being 100%-owned, directly and indirectly, respectively, by Charoong Thai. The Company currently holds a 59.2% interest in the combined Thai entities. Charoong Thai remains listed on the Stock Exchange of Thailand. The merger is expected to enhance efficiencies, reduce overheads and maintain our leadership position in Thailand.

ITEM 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATION

CONSOLIDATED SUPPLEMENTAL OPERATING DATA
(In thousands of US Dollars, except percentages and tonnage)


                                             Three Months Ended September 30,    Nine Months Ended September 30,
                                             --------------------------------    -------------------------------
                                                    2003              2002              2003              2002
                                             -----------------  -------------    -----------------  ------------

Tonnage (of copper content) sold:
   Manufactured products:
      Telecommunications cable                         469               751             1,626             1,924
      Power cable                                    7,031             8,079            22,339            22,875
      Enameled wire                                  9,139             8,422            25,582            21,597
                                             -------------      ------------     -------------      ------------
         Total tonnage                              16,639            17,252            49,547            46,396
                                             -------------      ------------     -------------      ------------
Net sales:
   Manufactured products:
      Telecommunications cable               $       8,368      $     10,430     $      24,253      $     23,835
      Power cable                                   15,940            12,491            41,146            42,599
      Enameled wire                                 23,000            20,259            64,459            53,327
      Electronic cable                               1,068             1,467             3,127             3,794
                                             -------------      ------------     -------------      ------------
Total manufactured products                         48,376            44,648           132,985           123,556
Distributed products                                 4,530             7,307            10,414            22,857
SDI project engineering                                929             5,632             3,525            19,301
                                             -------------      ------------     -------------      ------------
         Total net sales                     $      53,834      $     57,586     $     146,924      $    165,713
                                             =============      ============     =============      ============
Gross profit:
   Manufactured products:
      Telecommunications cable               $       1,219     $       3,237     $       5,279      $      6,536
      Power cable                                    2,016             3,412             7,504            11,183
      Enameled wire                                  2,389             3,259             7,517             6,738
      Electronic cable                                 124               207               423               395
                                             -------------      ------------     -------------      ------------
Total manufactured products                          5,748            10,115            20,723            24,852
Distributed products                                   402               475               817               773
SDI project engineering                                (57)               29                13               245
         Total gross profit                  $       6,092      $     10,618     $      21,553      $     25,869
                                             =============      ============     =============      ============
Gross profit margin:
   Manufactured products:
      Telecommunications cable                        14.6 %            31.0 %            21.8 %            27.4 %
      Power cable                                     12.6              27.3              18.2              26.3
      Enameled wire                                   10.4              16.1              11.7              12.6
      Electronic cable                                11.6              14.1              13.5              10.4
                                             -------------      ------------     -------------      ------------
Total manufactured products                           11.9              22.7              15.6              20.1
Distributed products                                   8.9               6.5               7.8               3.4
SDI project engineering                               (6.2)              0.5               0.4               1.3
                                             -------------      ------------     -------------      ------------
         Total gross profit                           11.3 %            18.4 %            14.7 %            15.6 %
                                             =============      ============     =============      ============

RESULTS OF OPERATION

General

Results of operations are determined primarily by the Company's ability to manufacture high quality products efficiently at competitive costs and the economic conditions of the countries and the region in which it operates. The Company's results are also influenced by a number of factors, including currency stability of the countries in which its operations are located, competition in the industry and the cost of raw materials, especially copper, which accounted for approximately 55% of the cost of goods sold.

Revenues in the third quarter of 2003 were $53.8 million compared with $57.6 million in the same period of 2002, a decrease of 7%, due to decreases in revenues from Distributed Products and `Supply, Delivery and Installation' ("SDI") project engineering services, offset by increase in revenues from manufactured products. Gross profit margin during the quarter decreased from 18.4% in 2002 to 11.3% in 2003 partly due to higher costs as a result of a 16% year-on-year increase in copper prices for the quarter. The net profit for the quarter this year was $1.1 million compared to $1.5 million last year due largely to lower gross profit, offset by exchange gain and lower selling, general and administrative expenses.

Revenues for the nine-month period ended September 30, 2003 were $147 million compared with $166 million for the same period in 2002. Tonnage sales of manufactured products increased by 7% while net sales decreased by 11% due primarily to decreases in revenue from Distributed Products and SDI project engineering services, offset by increase in revenues from manufactured products.. The acquired companies, CCH and PEWS, contributed $25 million in revenue during the nine-month period. Profit margins on the whole have decreased marginally from 15.6% in 2002 to 14.7% in 2003, with decreases for all categories of products with the exception of electronic cable and Distributed Products. The decrease in gross profit margin was partly due to higher costs as a result of a 8% year-on-year increase in copper prices for the nine-month period. The Company's operations in Thailand, Australia and China were doing well, especially in the power cable and enameled wire sectors where demand has been strong. The operations generated a lower operating income of $9.3 million in the first nine months of 2003 compared to $12.4 million in the same period in 2002 on account of lower gross profit, offset by lower selling and administrative expenses. Exchange gain of $3.1 million was incurred as a result of the Thai Baht and Australia Dollar strengthening against the U.S. Dollar during the period. Net results for the nine-month period ended September 30, 2003 reflected a net profit of $5.3 million ($0.39 per share), as compared to a net profit of $6.9 million ($0.50 per share) for the same period last year.

Copper Prices

Copper prices have increased by approximately 8% to an average of $1,686 per metric ton during the first nine months of 2003, as compared to an average of $1,561 per metric ton during the same period in 2002. Copper prices for the months of October 2003 rose even further to an average of $1,921 per metric ton. Copper prices indicated are quoted from the London Metal Exchange (LME) index.


                                                2003                   2002
                                           ---------------        --------------
  Average LME copper price ($/Ton)  1Q      $      1,663           $      1,557
                                    2Q             1,641                  1,611
                                    3Q             1,753                  1,516
                                    4Q               _                    1,554
                                           ---------------        --------------

                                    Average       1,686                   1,560
                                           ===============        ==============

Regional Economy

East Asia's growth could pick up in the second half to reach 5.3% for this year and 6.1% in 2004, as the adverse economic impacts of Severe Acute Respiratory Syndrome ("SARS") turn out to be moderate, according to Asian Development Bank. An unfavorable external environment and the SARS epidemic have combined to keep first half growth muted in East Asia, dragging down the projected figure for the whole of 2003, which fall short of the 6.6% growth achieved in 2002. However, there is optimism for growth pick up in the second half as the global economy recovers, led by stronger growth in US, Japan and China.

The Singapore economy is expected to expand between 1.4% and 3.3% in the second half of 2003 after contracting 1.3% in the first half. The improvement in the second half is dependent on the United State's economic growth and global electronic demand. The government has put forward many reform measures aimed at stimulating growth. Economic growth for the whole year is expected to be around 0.8%, compared to 2.3% growth achieved in 2002. Growth for 2004 is projected at 4.5%.

Power cable sales by Sigma Cable are dependent on the construction sector in Singapore while revenue from SDI project engineering services is dependent on the power cable infrastructure projects released by the Singapore Government. Revenues from Distributed Products and project engineering by Sigma Cable during the first nine months of 2003 have registered a contraction of 54% and 82%, respectively, compared to the same period in 2002.

Thailand's economic growth is projected to be around 5.0% for the current year compared to 5.3% in 2002. The Thai economy expanded in the first half of this year mainly on the back of strong domestic consumption and buoyant exports. Exports grew nearly 20% year on year through the first half of 2003. The Thai government has increased the national budget for infrastructure investment with the intention of stimulating the economy. With the expansionary policy of the Thaksin Government, new contracts for infrastructure projects in telecommunications and power have been made available, which will likely benefit the Company's operations in Thailand.

China's economy remains robust expanding by 8.2% over the first half of 2003 compared to the same period in 2002. China's economy is expected to be the fastest growing in Asia, expanding 8.2% for 2003 and 7.7% for 2004, compared to 8.0% in 2002. The growth is largely supported by rising exports and foreign investment. The Chinese economy remains healthy with substantial spending in infrastructure projects and domestic consumption. The Company's operations in China are performing to expectations, especially for the enameled wire sector where demand continues to be strong. However, the Company faces keen competition in the telecommunication cable and fiber optic cable sectors.

The Company's performance is largely influenced by the telecommunication and power infrastructure and construction sectors in the countries in which it operates. Growth in these industrial sectors is dependent on the general economies of the respective countries, the local government fiscal expenditure policies and domestic consumption. Certain industrial sectors have shown increases in demand in specific countries the Company operates in, such as Thailand and China.

Sales Volume

Sales volume of manufactured products, excluding electronic cables, by weight of conductor content for the first nine months of 2003 increased by 7% to 49,547 tons from 46,396 tons over the same period in 2002. Sales volumes of enameled wire increased by 18%, while that of telecommunication cable and power cable decreased by 15% and 2% respectively. Sales of enameled wire were boosted by the strong demand in the electronic sector in China. Sales of telecommunication cable and power cable were largely supported by the infrastructure projects in Thailand and the construction sector in Australia.

As a percentage of total copper sales tonnage of manufactured products, the shares of the operations in Thailand, China, Singapore and Australia are 54%, 28%, 11% and 7%, respectively.

Net Sales

Net sales for the first nine months of 2003 amounted to $147 million, representing a decrease of $19 million or 11% against sales of $166 million during the same period in 2002. Sales of manufactured products during the first nine months of 2003 are at $133 million, an increase of 8% compared to $124 million recorded in 2002. This increase was largely on account of increases in sales of enameled wire of 21%. The recently acquired companies CCH and PEWS contributed $25 million in sales of enameled wire, representing 38% of the total enameled wire sales. Revenue from distributed products and SDI project engineering decreased by 54% and 82%, respectively, over the same period in 2002 due to fewer tenders offered by Power Grid, the Singapore government-linked utility company, for deliveries and projects in 2003.

The following table shows the percentage share in sales of the respective operations by countries with respect to the total sales of the Company for the first nine months of 2003:

                              Manufactured            All products
                              products only           and services
                              --------------         --------------
   Thailand                            49.0%                  44.7%
   Singapore                           10.0%                  18.6%
   Australia                           10.9%                   9.8%
   China                               30.1%                  26.9%
                             ---------------         --------------
   Total                              100.0%                 100.0%
                             ===============         ==============

Since 1997, the Company has been running a project engineering division in Sigma Cable in anticipation of the various upgrading and infrastructure projects to be undertaken by the government and the private sector. The Company anticipated significant demand for medium and high voltage cables and value-added turnkey services in the power supply industry. The project engineering division offers 'Supply, Delivery and Installation' (SDI) of power cables to power transmission projects.

In May 2001, the Company's Singapore subsidiary, Sigma Cable, secured a contract from Power Grid worth approximately $38.6 million. The project is to be completed by December 2003 and it calls for the laying of 66kV high voltage power cables along nine distinct routes.

In September 2003, Sigma Cable secured another tender with a value of $14.1 million. The project targets for completion around July 2005. It calls for the laying of 66kV high voltage power cable along three distinct routes. The Company will continue to tender for future projects.

Gross Profit

Gross profit for the first nine months of 2003 amounted to $21.6 million, representing a decrease of $4.3 million or 17% compared to $25.9 million for the same period in 2002. Year-on-year contributions from manufactured products decreased by $4.1 million or 17% due to decreased contributions from telecommunication cable and power cable. Sales from CCH and PEWS contributed $4.0 million gross profit in enameled wire, representing 53% of the total gross profit in enameled wire.

Gross profit margins in absolute percentages for the first nine months of 2003 on the whole have decreased marginally from 15.6% in 2002 to 14.7% in 2003, with decreases for all categories of products with the exception of electronic cable and Distributed Products. Gross profit margins for total manufactured products decreased from 20.1% to 15.6% between the first nine months of 2002 and 2003. The decrease in gross profit margin was partly due to higher costs as a result of the 8% year-on-year increase in copper prices for the nine-month period.

Operating Income

Income from operations for the first nine months of 2003 amounted to $9.3 million, representing a decrease of $3.2 million compared to $12.4 million for the same period in 2002. The decrease is attributable to lower gross profit and offset by lower selling and administrative expenses.

Gain/Loss from Investee

The Company's investments in Loxley Pacific Co., Ltd., Thai Professional Telecom Network Co., Ltd., Newcall Group Ltd. ("NGL") and Shandong Rubber Cable Company, Ltd. ("SRC") have been accounted for as equity investees. The investments in these companies are held under Charoong Thai, except for SRC. NGL now focuses it business on energy resale, provision of Internet service and utility systems in New Zealand.

Exchange Gain/Loss

The exchange rates used in the accounts were as follows:


                              September 30,           December 31,
 Foreign currency to US$1:        2003                    2002
                              --------------         --------------
   Thai Baht                           39.95                 43.20
   Singapore $                          1.73                  1.74
   Australia $                          1.46                  1.78
   China Rmb                            8.30                  8.28

Exchange gains in the first nine months of 2003 were largely attributable to strengthening of the Thai Baht and Australia Dollar against the U.S. Dollar over the period. The strengthening regional currencies reflected expectation of stronger economic growth in these countries. Based on the above rates, as at September 30, 2003, the revaluation of assets and liabilities denominated in U.S. Dollars or other foreign currencies in the companies resulted in an exchange gain of $3.1 million, compared to a gain of $0.9 million as at September 30, 2002. The combined exchange gain net of taxes and minority interests amounted to $1.9 million for the nine months ended September 30, 2003, compared to net gain of $0.5 million for the same period in 2002. The exchange gain and loss have been reflected in the consolidated income statement as follows:

                                  Nine Months            Nine Months
 (In thousands of US Dollars)        Ended                  Ended
                                 Sep 30, 2003           Sep 30, 2002
                                --------------         --------------
 Exchange gain/(loss)                  3,110                    887
 Income taxes                           (623)                  (193)
 Minority interest                      (567)                  (145)
                                --------------         --------------
   Net exchange gain/(loss)            1,921                    549
                                ==============         ==============

Discounting the exchange differences recorded, net profit for the first nine months of 2003 would have been $3.4 million ($0.25 per share) compared to net profit of $6.4 million ($0.46 per share) for the same period in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditure and Capital Resources

The Company has financed and undertaken several investment programs under its strategic development plan. Over the years, the strategic initiatives have included upgrading and expanding production capacity in the Singapore, Thailand and China operations, the acquisition of additional interest in Charoong Thai, and the acquisition and start-up of joint venture interests in related manufacturing facilities in Singapore, Malaysia and China.

On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. ("SHP") for the manufacture of optic fibers. The Company will invest $2.4 million for a 49% holding; the remaining 51% will be held by Shandong Yanggu. Production is tentatively scheduled to commence in 2004 instead of 2002 originally with initial estimated production of 900,000km of optic fibers annually. The actual operation commencement period will depend on the assessment of market conditions. The company will operate with an optic fiber drawing tower and two production lines. Its products will be sold to Shandong Pacific Fiber Optic Cable Co., Ltd. ("Shandong Pacific"), a joint-venture company with partner Shandong Yanggu established to manufacture fiber optic cable for the China market in Yanggu County, Shandong Province, China, and other external buyers. The Company believes that the market for optic fiber and fiber optic cable will remain promising in China in view of her continued economic growth and infrastructure building.

On March 22, 2002, the Company purchased 100% of PEWC's interest in CCH and its wholly-owned subsidiary, PEWS, resulting in CCH and PEWS becoming wholly-owned subsidiaries of the Company upon completion of the transaction. The acquisition was funded by the issuance of 3,097,436 common shares. PEWS manufactures enameled wire for electronic, video and audio products for the South China Market and for export.

Other investments in 2002 include: the acquisition of an additional 3.51% interest in NPC for $5.8 million, thereby increasing the Company's interest in Ningbo from 90.8% to 94.31%; the acquisition of additional new shares in Shanghai Yayang for $0.3 million, thereby increasing the Company's interest in Shanghai Yayang from 62.09% to 62.39%; the acquisition of an additional 1.84% interest in Newcall Communications Singapore Pte Ltd ("NCS") for $0.5 million, thereby increasing the Company's interest in NCS from 37.69% to 39.53%; the acquisition of additional new shares in Lox Pac for $1.2 million, however, the further issuance of new shares during the year by Lox Pac has caused the Company's effective interest in Lox Pac to be diluted from 30.56% to 24.58%; and, the acquisition of the remaining

33.85% interest in Siam Pacific for $11.6 million, in the form of Charoong Thai shares issued to the minority shareholders. NCS was liquidated during 2002 and the increased investment was written off.

During the first half of 2003, the Company injected a further $1.0 million in Shanghai Yayang Electric Co., Ltd. through its subsidiary Pacific Thai. The additional investment was in view of improved sales and operating performance and the need for expansion in capacity in the company.

During the first half of 2003, the Company injected a further $0.3 million in Shandong Pacific. To date, the Company has invested a total of $2.8 million with a 51.0% interest in Shandong Pacific.

The Company continues to have sufficient liquidity to meet its obligations as they come due and plans to maintain its liquidity by establishing additional lines of credit when the need arises. The Company continues to explore other possibilities of acquisitions and joint venture partnerships in related businesses in China and the Asia Pacific region.

Liquidity

The Company has met its working capital requirements from cash provided by operations and borrowings. Cash provided by operating activities net of changes in operating assets and liabilities during the first nine months of 2003 amounted to $16.3 million compared to $11.6 million during the same period in 2002.

The Company maintains several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Credit and trade facilities as at September 30, 2003 totaled approximately $80 million, of which approximately $33 million has not been utilized.


RECENT DEVELOPMENTS

See Exhibit 1


SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The discussion above contains certain forward-looking statements based upon management's best estimates of future events. Any statements that express, or involve discussion as to, expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




Date: December 10, 2003

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED






     /s/ Aaron Chik
-----------------------------------
By:  Aaron Chik
     Chief Financial Officer

EXHIBIT 1


                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
    19 Benoi Road, Level 3A, Sigma Cable High Tech Complex, Singapore 629909
                   Tel: (65) 6663-2132/3, Fax: (65) 6663 2130

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                    Contact:     Aaron Chik or Samuel See
December 9, 2003                                      Asia Pacific Wire & Cable
                                                      (65) 6663-2133

                                         Or:          Michael Mandelbaum
                                                      Mandelbaum Partners
                                                      (310) 785-0810


                  APWC AND PEWC OBTAIN A TEMPORARY RESTRAINING
                 ORDER TO BLOCK TRANSFER OF SHARES OWNED BY PEWC



NEW YORK, NY - DECEMBER 9, 2003 - Asia Pacific Wire & Cable Corporation Limited ("APWC", OTC Bulletin Board: AWRCF) announced today that it and its parent company, Pacific Electric Wire & Cable Corporation Ltd. ("PEWC"), have succeeded in obtaining a temporary restraining order ("TRO") in United States District Court for the Southern District of New York blocking a transfer of certain shares representing a controlling interest in APWC to Set Top International Inc. ("Set Top"), a British Virgin Islands Company. Both companies commenced a legal action and sought the TRO after they concluded that the attempted transfer was part of a scheme of self dealing, and was based on numerous misrepresentations to its respective Boards by Mr. Tom Tung (Director of both APWC and PEWC Boards), together with certain of his associates.

BACKGROUND ON THE PLEDGE AGREEMENT TO SWISS RE

As previously disclosed, in September 2001, PEWC and Swiss Re entered into an Amended and Restated Letter of Credit and Reimbursement Agreement (the "LC Agreement"), pursuant to which Swiss Re issued a letter of credit to satisfy certain credit and loan obligations of PEWC's subsidiary, Pacific USA Holdings Corp. ("PUSA"), to PUSA's lenders. Under the LC Agreement, Swiss Re issued a Standby Letter of Credit in favor of Standard Chartered Bank, Hong Kong Branch ("Standard"), in the total amount of $124 million (the "Letter of Credit"), conditioned upon the closing of a $120 million transaction between PUSA and Standard. As a condition to obtaining the letter of credit, in February 2002, PUSA, PEWC and Swiss Re finalized a Pledge Agreement ("Pledge Agreement"), pursuant to which PUSA pledged to Swiss Re shares representing 50.44% of the equity of APWC (the "Pledged Shares"), together with certain shares of other related entities. PEWC is the ultimate beneficial owner of 75.4% of the equity interest in APWC through its subsidiaries, Kinbong Holdings Limited ("Kinbong") and PUSA.


PUSA BANKRUPTCY

As also previously disclosed, in December 2002, PUSA filed a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division.
Because of the bankruptcy filing, in December 2002, Swiss Re paid to Standard $90.6 million under the terms of the Letter of Credit as a result of which Swiss Re became entitled, under the terms of the Pledge Agreement, to foreclose on the Pledged Shares of APWC.


CURRENT LITIGATION

Following an internal investigation, it was discovered by the Boards of both PEWC and APWC that Mr. Tom Tung, without the authorization of either Board, had separately negotiated a transaction whereby the Pledged Shares of APWC held by PUSA and the shares of APWC held by Kinbong would be transferred to Set Top. The terms of the transaction were initially withheld from and, subsequently, misrepresented to the Boards of PEWC and APWC by Mr. Tom Tung.

The Boards of both PEWC and APWC concluded that Mr. Tom Tung has an undisclosed interest in, or control position over, Set Top, and that the terms he agreed to with Set Top are significantly less favorable to the companies than those that would have been available in a bona fide transaction with an unaffiliated party.

The Boards of both PEWC and APWC commissioned a Special Committee which investigated the activities of Mr. Tung and certain of his associates in connection with the Set Top transaction. Based upon the conclusion of the Special Committee, the Boards of both PEWC and APWC are proceeding to take the necessary actions to remove Mr. Tung from his managerial positions in both Companies.

On December 4, 2003, PEWC and APWC filed an action in U.S District Court for the Southern District of New York, alleging among other things that the transaction with Set Top was invalid and seeking the TRO. At a hearing on December 8th, the court granted the request for a TRO, and prohibited the planned sale by Set Top from proceeding pending a hearing on a motion for a preliminary injunction set for December 16th.

Both PEWC and APWC intend to prosecute vigorously this action, and PEWC will continue to seek to the regain clean title to the shares of APWC owned by it.


ABOUT ASIA PACIFIC WIRE & CABLE
Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

  ------------------------------------------------------------------------------
  Except for statements of historical fact, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties, including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company's SEC filings which may cause actual results to differ materially.
  ------------------------------------------------------------------------------